Exhibit 99.1

ATIF Holdings Limited Completes Acquisition of GoldCoin Labs, Expanding into Gold-Backed Digital Asset Sector

IRVINE, Calif., Sept. 10, 2026 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: AUC) (the “Company”), a Nasdaq-listed holding company, today announced the completion of its acquisition of GoldCoin Labs Limited (“GoldCoin”), a British Virgin Islands company developing gold-backed digital asset issuance infrastructure.

As previously announced on July 30, 2026, the Company entered into a definitive acquisition agreement with GoldCoin and its sole shareholder (the “GoldCoin Shareholder”) to acquire all equity interests of GoldCoin (the “Acquisition Agreement”). On September 9, 2026, the Company became the 100% shareholder of GoldCoin and issued 2,815,005 ordinary shares of the Company, par value $0.001 per share (each, an “Ordinary Share”, and collectively, the “Ordinary Shares”), to GoldCoin Shareholder as consideration. The consideration was valued at approximately $20 million, based on a five-trading-day volume-weighted average price mechanism specified in the Acquisition Agreement.

Immediately following the closing, the Company has 22,128,378 Ordinary Shares issued and outstanding.

Strategic Rationale

GoldCoin, incorporated in December 2025, is developing the issuance and related infrastructure for Metra Gold (GOLDM), a tokenized digital representation of physical gold. Each GOLDM token is intended to represent one gram of fine gold meeting London Bullion Market Association Good Delivery requirements and is intended to be backed on a 1:1 basis by physical gold. GoldCoin’s business model contemplates token issuance and redemption, third-party custody of underlying gold, reserve verification, and blockchain-based transfer and settlement.

The Company’s board of directors obtained an independent fairness opinion from Pinetree Advisory and Valuation Limited, which concluded that the transaction is fair from a financial point of view to the Company and its shareholders. The board unanimously approved the transaction after considering the strategic rationale, market opportunity, and regulatory considerations, among other things.

The board believes the acquisition provides the Company with exposure to the growing tokenized real-world asset sector through GoldCoin’s gold-tokenization platform, complementing the Company’s existing digital-asset strategy. Since June 2025, the Company has started to explore various digital assets business including purchase and mining of bitcoins, investments in tokens such as AI Agent Proxy Protocol (AIAPP) etc. The acquisition of GoldCoin is expected to further diversify the Company’s business, expand its potential revenue sources, and provide a scalable platform for future product development and commercial collaborations.

Lock-Up Agreement

In connection with the closing, GoldCoin Shareholder entered into a 180-day lock-up agreement, commencing on September 9, 2026, covering the Ordinary Shares it received pursuant to the Acquisition Agreement, subject to the terms and exceptions set forth therein.

About ATIF Holdings Limited

Since its Nasdaq listing in April 2019, ATIF Holdings Limited has provided business advisory, M&A planning, and financial consulting services to small and medium-sized enterprises across Hong Kong, the United States, and Singapore, covering the full advisory lifecycle including due diligence reviews, business plan preparation, corporate restructuring, pre-IPO training, and investor sourcing. Since June 2025, the Company also started to explore digital assets related business.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition of Best Praise, the expected benefits of the acquisition, the anticipated complementary nature of the acquired patent portfolio, the potential for product development, licensing, commercialization or other opportunities arising from the acquired intellectual property, the expected impact on the Company’s asset base and capital position, and the Company’s long-term business strategy. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, regulatory changes, market conditions, competition, technology development, and the ability to successfully integrate and operate acquired businesses and other risks and uncertainties described in the Company’s most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. The development, implementation, and availability of GoldCoin’s products and services remain subject to applicable regulatory requirements, custody and reserve arrangements, technology development, and market adoption. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except to the extent required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

kamrankhan@zbai.co

Chief Executive Officer

ATIF Holdings Ltd